UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             FORM 12b-25

                     NOTIFICATION OF LATE FILING
                                               SEC File No. 0-21899
(Check One):                                 CUSIP Number 448952 20 0
   Form 10-KSB    Form 20-F    Form 11-K   X Form 10-QSB     Form N-SAR

          For Period Ended: September 30, 1999
               Transition Report on Form 10-K
               Transition Report on Form 20-F
               Transition Report on Form 11-K
               Transition Report on Form 10-Q
               Transition Report on Form N-SAR
               For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Full Name of Registrant: Icon Systems, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number)
                              Icon Systems, Inc.
                              4835 North O'Connor, Suite 134-136
City, State and Zip Code:     Irving, Texas 75062

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
  X
               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
               (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on the or before the fifth calendar day following the prescribed due date: and
               (C) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.




     The Registrant's financial statements of its newly acquired subsidiaries must be converted to U.S. accounting. The Registrant is attempting to finalize its statements for the year ended June 30, 1999 and will then be able to finalize its first quarter statement for September 30, 1999.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

          Leonard E. Neilson          (801)            288-2855
               (Name)              (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
     Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify reports(s).
                              Yes       No X

**   Form 10-KSB for year ended June 30, 1999

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
     subject report or portion thereof?      Yes X     No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     **   The Registrant had been inactive for an extended period of time.
     Because of the Registrant's recent acquisitions of operating companies, the financial statements will disclose extensive operations and revenues.

                          ICON SYSTEMS, INC.
             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 15, 1999           By:/S/ P. Manohar
                                        (Signature)
                                        President
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                              ATTENTION
Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).